February 11, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (303) 592-1846

Mr. Michael Grove
Learning Wire.Com
410 17th Street, Suite 1870
Denver, CO 80202

Re:	Learningwire.com
	Amendment Number One to Form SB-2 filed February 3, 2004
	File No. 333-121072

Dear Mr. Grove:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1. However, please refer to page
10 where you have cited the wrong Act and the second paragraph of page 20 where you refer to the Securities Acts of 1933.

Risk Factors - general


2. We note your response to comment 9. However, we believe that a single director is an unusual situation which could have a potentially negative effect on shareholders` interests. Please disclose these implications for the benefit of investors.

NTR; See response to the above comment. I do not think this should be waived. It is unusual and could have a detrimental effect on Shareholders.
Mark said this was OK because it was disclosed to SH and ok by law.

Management`s Discussion and Analysis of Financial Condition and
Plan
of Operations

General

3. We note your response to comment 14. Although you have outlined a plan for marketing, you have not revealed how you intend to compete with companies enumerated in the competition risk factor on page 5.
Please explain how Learningwire intends to differentiate itself from these competitors or to compete with them.

NTR: Mark said this seemed fine and that further disclosure is not necessary.

Transactions with Related Parties and Recent Sales of Securities - page 14

4. We note your response to comment 16, however, you must cite the Act to which you refer, not the Commission.

Independent Auditors` Consent

5. We note your response to prior comment 20; however, it appears the new consent to which you refer was not filed on Edgar. Please file an amendment to include the revised, currently dated consent.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Heidi Berg at (202) 824-5463 or Donald Walker at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 824-5538 or me at (202) 942-1760 with any other questions.

						Sincerely,



						Todd K. Schiffman
						Assistant Director


cc:	William T. Hart, Esq
	Hart & Trinen, LLP
	1624 Washington Street
	Denver, CO 80203


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Mr. Michael Grove
Learning Wire.Com
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